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                                                           Exhibit (d)(3)

Translation from the Hebrew
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                IRREVOCABLE LETTER OF INSTRUCTIONS TO THE TRUSTEE

To
Orly Tsioni, Adv.
Yigal Arnon & Co - Advocates and Notary
1 Azrieli Center
Tel Aviv 67021

Dear Miss,

I the undersigned, Aviv Tzidon on behalf of a group of investors leaded by me which includes Aeronautics Defense Systems Ltd. and a company of the Singapore Technologies Group (hereinafter- "TZIDON") hereby appoint Adv. Orly Tsioni (hereinafter- the "TRUSTEE"), to serve as a Trustee for BVR Systems (1998) Ltd. (hereinafter- the "COMPANY"), in connection with US$1.8 million which constitute the loan amount Tzidon undertook to provide to the Company immediately after the completion of the tender offer for the purchase of at least 60% of the issued share capital of the Comapny.

AS A TRUSTEE YOU SHALL ACT IN ACCORDANCE WITH THE FOLLOWING INSTRUCTIONS:

     1. On October 30, 2003 Tzidon deposited US$0.9 million and no later than November 5, 2003 Tzidon shall deposit an additional US$0.9 million, and in the aggregate an amount of US$1.8 million (hereinafter- the "TRUST AMOUNT") in a trust account under the name of Adv. Tsioni for the benefit of BVR Systems (1998) Ltd., in Bank Hapoalim, Azur Branch number 643, account number 192-816 (hereinafter- the "TRUST ACCOUNT"). The Trust Account is a foreign currency account and the Trust Amount shall bear bank interest as customary.

     2. We hereby instruct you that immediately after the completion of purchase of shares from shareholders, holding at least 60% (sixty percent) of the issued share capital of the Company to the tender offer of Tzidon (hereinafter- the "TENDER OFFER"), you shall transfer the Trust Amount to the bank account of the Company with Bank Hapoalim, Branch 615, Rehovot, account number 330330 (hereinafter the "COMPANY ACCOUNT").

     3. If the Tender Offer is not submitted by December 31, 2003, we hereby instruct you to transfer on December 31, 2003 US$900,000 to the Company Account, which constitutes an agreed upon penalty to be paid by Tzidon to the Company. If the Tender Offer is not completed by February 28, 2004, except for in the event that the Tender Offer was submitted and until the last date of acceptance there was an acceptance rate of less than 60% of the
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          issued share capital of the Company, we hereby instruct you to transfer on February 1, 2004 to the Company Account an amount of US$900,000, which constitutes an agreed upon penalty to be paid by Tzidon to the Company. As to the balance of the US$900,000 including accrued interest we instruct you to return such amount to Tzidon.

     4. If the tender offer shall be published and by the last date of acceptance there were not received acceptances from at least 60% of the issued share capital of the Company, we hereby instruct you to return the entire Trust Amount including accrued interest to Tzidon.

     5. As a Trustee you shall not be liable for any damage and/or loss for any action or omission in connection with this Letter of Instructions, provided you shall act as a reasonable trustee. Tzidon undertakes to indemnify you for any damage and/or expense and/or loss of any kind that may be caused to you as a result and/or outcome from the fulfillment of your duty as a reasonable trustee in accordance with this agreement, and upon your first demand.

            IN WITNESS HEREOF WE HAVE DULY SIGNED THIS LETTER AS OF
                           30TH DAY OF OCTOBER 2003:

          (-)                                                (-)
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Aviv Tzidon                                     Aeronautics Defense Systems Ltd.


The Trustee by signing this Letter of Instructions accepts the position of Trustee and undertakes to faithfully comply with all instructions included herein.

         (-)
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Orly Tsioni, Adv.